Exhibit 99.1

news release

Encana Announces Closing of Over-Allotment Option in Connection with Common Share Offering

Calgary, Alberta (October 4, 2016)

Encana Corporation (“Encana”) (TSX:ECA) (NYSE:ECA) announced today that, in connection with its completed public offering of 107,000,000 common shares (“Shares”) of Encana at a price of US$9.35 per Share (the “Offering Price”), the over-allotment option granted to the underwriters to purchase up to an additional 16,050,000 additional Shares (the “Over-Allotment Option”) at the Offering Price was exercised in full for additional gross proceeds to Encana of approximately US$150 million. The sale of the additional Shares today pursuant to the Over-Allotment Option brings the aggregate gross proceeds to Encana from the offering, including the Over-Allotment Option (collectively, the “Offering”), to approximately US$1.15 billion.

The Offering was made through a syndicate of underwriters, led by Credit Suisse Securities (Canada), Inc. and J.P. Morgan.

Encana Corporation

Encana is a leading North American energy producer that is focused on developing its strong portfolio of resource plays, held directly and indirectly through its subsidiaries, producing natural gas, oil and natural gas liquids (NGLs). By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available by contacting:

Investor contact: Brendan McCracken Vice-President, Investor Relations (403) 645-2978	Media contact: Simon Scott Vice-President, Communications (403) 645-2526

SOURCE: Encana Corporation

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